FORM N-8F

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Application pursuant to Section 8(f) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 8f-1 thereunder for Order Declaring that Company Has Ceased to be an Investment Company.

I. General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] Merger

[ ] Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Eaton Vance Municipal Bond Fund L.P.

3.	Securities and Exchange File No.: 811-02778

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[X] Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
The Eaton Vance Building, 255 State Street, Boston, MA 02109

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Maureen A. Gemma., Eaton Vance Management, The Eaton Vance Building,
255 State Street, Boston, MA 02109 – (617) 598-8305

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:
Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109 –
(617) 598-8305

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-3 and 31a-2 for the periods specified in those rules.

  8. Classification of fund (check only one):

1

	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
	[X]	Open-end	[ ]	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
California
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers)
during the last five years, even if the fund’s contracts with those advisers have been terminated:
Eaton Vance Management, The Eaton Vance Building, 255 State Street, Boston, MA 02109
12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Eaton Vance Distributors, Inc., The Eaton Vance Building, 255 State Street, Boston, MA 02109
13.	If the Fund is a unit investment trust (“UIT”) provide:
	(a)	Depositor’s name(s) and address(es):
	(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund
(e.g., an insurance company separate account)?
	[ ]	Yes [X ] No
If Yes, for each UIT state:
Name(s):
File No.:
Business Address
15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		[X] Yes	[ ] No
If Yes, state the date on which the board vote took place: October 17, 1997
If No, explain:
	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
		[ ] Yes	[ ] No

2

If Yes, state the date on which the shareholder vote took place:
If No, explain:

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or
Liquidation?
	[X]	Yes	[ ] No
	(a)	If Yes, list the date(s) on which the fund made those distributions: December 31, 1997
	(b)	Were the distributions made on the basis of net assets?
		[X] Yes		[ ]	No
	(c)	Were the distributions made pro rata based on share ownership?
		[X] Yes		[ ]	No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For
Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only:
Were any distributions to shareholders made in kind?
		[ ] Yes		[ ]	No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other
Affiliation of shareholders:
___________________________________ owned less than 1%
[ ___________________________]
17.	Closed-end funds only:
Has the fund issued senior securities?
	[ ]	Yes	[ ]	No
If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?
	[X]	Yes	[ ]	No
If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?

3

	(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
	[ ]	Yes	[X]	No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)
	[ ]	Yes	[X]	No
If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities?
		[ ] Yes		[ ]	No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
	[ ]	Yes	[X]	No
If Yes,
	(a)	Describe the type and amount of each debt or other liability;
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
$15,000 including, printing, postage and other expenses
	(b)	How were those expenses allocated? To the Fund
	(c)	Who paid those expenses? They were deducted from the Fund’s total assets
	(d)	How did the fund pay for unamortized expenses (if any)? n/a
23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?
	[ ]	Yes	[X]	No

4

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
	[ ]	Yes	[X]	No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
	[ ]	Yes	[X]	No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Eaton Vance Municipal Bond Fund, a series of
Eaton Vance Mutual Funds Trust
	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-4015
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and the date the agreement was filed: The Agreement and Plan of
Reorganization was filed on Form DEF 14A with the Commission on October 22, 1997
(Accession Number: 0000950156-97-000871)
	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

5

VERIFICATION

        The undersigned states that (i) she has executed this Form N-8F application for an order under section

8(f) of the Investment Company Act of 1940 on behalf of Eaton Vance Municipal Bond Fund L.P., (ii) she is the Assistant Secretary of Eaton Vance Municipal Bond Fund L.P., and (iii) all actions by shareholders,

directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

/s/ Janet E. Sanders Janet E. Sanders Assistant Secretary

August 11, 2008

6